United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

NOTICE TO SHAREHOLDERS

EXTRAORDINARY GENERAL MEETING

NOMINATION OF CANDIDATES FOR BOARD OF DIRECTORS

BY MINORITY SHAREHOLDER

VALE S.A. (“Vale” or “Company”) hereby informs that it received, on this date, from Mr. Luiz Claudio Leite de Oliveira, as a minority shareholder of Vale, the nomination of Messrs.:

i) MARCELO GASPARINO DA SILVA and BRUNO C. BASTIT, as candidates, respectively, for effective member and alternate member of the Board of non-Executive Directors of Vale in the majoritarian voting election process, to run against all other candidates, public or otherwise, who are nominated in the Extraordinary Shareholders’ Meeting to be held on October 18, 2011, pursuant to the legislation in force.

We emphasize that candidate information is public and is included in Annex II of the Participation Manual of said meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 17, 2017		Director of Investor Relations